THE VALSPAR CORPORATION
January 11, 2006
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Mr. Craig Slivka

Re:	The Valspar Corporation (the “Company”)
Registration Statement on Form S-4
File No. 333-128753
Dear Mr. Slivka:
     Reference is made to the letter to you from Paul C. Reyelts dated January 10, 2006, in which the Company requested acceleration of effectiveness of the above-referenced Registration Statement be declared effective to 4:30 p.m., Washington, D.C. time, on January 11, 2006, or as soon thereafter as is practicable. On behalf of the Company, I hereby request that the acceleration request be withdrawn.
     If you have any questions, please contact me at (612) 375-7301.

Sincerely, THE VALSPAR CORPORATION
By:	/s/ Tim A. Beastrom
Tim A. Beastrom, Esq.
Associate General Counsel